January 12, 2017

VIA EDGAR

Mr. Robert F. Telewicz, Jr.

Accounting Branch Chief

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

RE:Arlington Asset Investment Corp.

Form 10-K for fiscal year ended December 31, 2015, filed on February 16, 2016

Form 8-K, filed on October 26, 2016

Form 10-Q for the quarterly period ended September 30, 2016, filed on November 4, 2016

File No. 001-34374

Dear Mr. Telewicz:

This letter is submitted in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 20, 2016 with respect to the Form 10‑K for the fiscal year ended December 31, 2015 of Arlington Asset Investment Corp. (the “Company”), which was filed with the Commission on February 16, 2016 (the “Form 10‑K”), the Form 8-K of the Company, which was filed on October 26, 2016 (the “Form 8-K”), and the Form 10-Q of the Company for the quarterly period ended September 30, 2016, which was filed on November 4, 2016 (the “Form 10-Q”).

For convenience of reference, the Staff comments contained in your December 20, 2016 comment letter are reprinted below in italics, numbered to correspond with the paragraph number assigned in your letter, and are followed by the corresponding response of the Company.

Form 10-K for the fiscal year ended December 31, 2015

Note 9. Fair Value Measurements, page F-23

1.

We note your disclosure that inputs to fair value the Company’s investments in agency MBS are based upon price estimates obtained from third-party pricing services. In future filings, please revise your disclosure to describe the valuation techniques used by the third-party pricing services to determine the fair value of these securities categorized within Level 2 of the fair value hierarchy. Reference is made to ASC 820-10-50-2(bbb).

RESPONSE:

The Company respectfully notes that, within the “Agency MBS” section of the “Fair Value Measurements” note to each of the periodic financial statements filed on Form 10-Q for fiscal year 2016, the Company has included the following sentence with the objective of describing the inputs used by third-party pricing services in measuring the fair value of agency mortgage-backed securities (“MBS”):

“The inputs used in the fair value measurements performed by the third-party pricing services are based upon readily observable transactions for securities with similar characteristics (such as issuer/guarantor, coupon rate, stated maturity, and specified pool characteristics) occurring on the measurement date.”

In its future filings, the Company will expand this disclosure to include the explicit statement below to clarify that such third-party pricing services use a “market approach1” technique to measure the fair value of such agency MBS:

“In determining fair value, third-party pricing services use a market approach.  The inputs used in the fair value measurements performed by the third-party pricing services are based upon readily observable transactions for securities with similar characteristics (such as issuer/guarantor, coupon rate, stated maturity, and specified pool characteristics) occurring on the measurement date.”

Form 10-Q for the quarterly period ended September 30, 2016

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Core Operating Income, page 40

2.

We note your disclosure that dollar roll income represents the economic equivalent of net interest income generated from investments in non-specified fixed-rate agency MBS. Please explain to us in further detail how you arrived at that conclusion. In your response clarify for us the specific risks and rewards of your TBA dollar roll activity and explain how that compares to an investment in a mortgage backed security.

[1]

“A “market approach” is defined in the ASC Master Glossary as “a valuation technique that uses prices and other relevant information generated by market transactions involving identical or comparable (that is, similar) assets…”

RESPONSE:

General Description of TBA Trades

The Company enters into forward contracts to purchase and sell to-be-announced (“TBA”) securities as a means of investing in non-specified agency MBS.2  A TBA trade is a forward contract for the purchase or sale of an agency security at a predetermined price, face amount, issuer, coupon and stated maturity on an agreed upon future settlement date.  The specific agency MBS that will be delivered to satisfy the TBA contract is not known at the time of execution of the forward contract memorializing the trade.  Two business days prior to settlement of the TBA, the seller identifies the specific agency MBS to be delivered to satisfy the commitment which are required to meet minimum good delivery industry standards.  On the settlement date, the Company could take physical delivery of the agency MBS to settle a TBA forward purchase contract (or physically deliver agency MBS to settle a TBA forward sale contract).  Alternatively, the Company could choose, prior to the settlement, to extend the settlement of the forward contract out to a later date by entering into an offsetting position (e.g., when after having entered into a TBA forward purchase contract, entering into a TBA forward sale contract with the same counterparty, which we refer to as a “pair off”), net settling the paired off positions for cash, and simultaneously entering into a TBA contract for a later settlement date, which is commonly referred to as a “dollar roll” transaction.

Historically, the Company has not settled forward contracts for the purchase or sale of TBA securities through physical delivery of agency MBS.  Instead, the Company has historically chosen to pair off and net settle its positions in cash.3

General Description of TBA Dollar Rolls

Under a typical TBA dollar roll trade, the Company will initially enter into a forward purchase of a TBA security (“long position”).  Prior to the settlement date, the Company will enter into a forward sale of a TBA security (“short position”) to pair off the existing long position for cash and simultaneously enter into a forward purchase of a TBA security for the next month settlement.  To the

[2]

The term “non-specified” is used describe agency MBS for which the specific pool of loans underlying such agency MBS has not yet been identified and are often referred to as “generic” agency MBS.  The term “specified” is used to describe agency MBS for which the specific underlying pool of loans has been identified.  Specified agency MBS generally have underlying pools of loans with similar loan characteristics.

[3]

Pursuant to ASC 815-10-15-17, the Company is required to account for its TBA commitments as derivative instruments as the Company cannot assert that it is probable at inception and throughout the term of an individual TBA contract that its settlement will result in physical delivery of the underlying agency MBS.  Accordingly, the Company records TBA commitments at fair value on its balance sheet and recognizes periodic changes in the commitments’ fair values as net investment gains or losses in the statement of comprehensive income.

extent the Company chooses to retain a long position in the TBA security going forward, it will continue to roll the settlement of the security in a similar fashion each month.

In a TBA dollar roll, the price to sell a TBA security for the current month settlement is typically higher than the price to purchase a TBA security for the next month settlement, which is also commonly referred to as the “price drop.” The “price drop” is a reflection of market participants’ expectation of the net interest income that would be earned from a financed investment in a similar agency MBS.  The “price drop” between the current delivery month and the next delivery month exists primarily because in the TBA dollar roll market, the party providing the financing (the “buyer” of the TBA dollar roll for which in the Company’s case would be the counterparty) is the party that keeps all interest and principal payments accrued while providing the financing.  Accordingly, the “price drop” generally reflects the economic equivalent of the net interest income that is accrued to the financing counterparty.  Therefore, TBA dollar roll income is simply the difference in dollar price between the current delivery month and the next delivery month.

Relative Rewards of TBA Dollar Rolls and MBS Investments Financed with Repurchase Agreements

Investing in agency MBS financed through repurchase agreements or investing in agency MBS through TBA dollar rolls have similar beneficial characteristics, particularly in terms of economic benefit to the Company.

In a repurchase agreement financing, the Company sells an agency MBS to a counterparty in exchange for cash and simultaneously agrees to repurchase the “identical” agency MBS from the same counterparty at a future date at a predetermined price equal to the cash initially exchanged plus a financing cost.  In a TBA dollar roll trade, the Company sells an agency security to a counterparty with a simultaneous agreement to purchase a “substantially similar” agency MBS from the same counterparty at a future date at a predetermined price.  Prior to the settlement date of a TBA purchase, an investor makes a relative value decision between (i) taking delivery of the agency MBS and financing it with a repurchase agreement, or (ii) deferring the settlement to the next month through a TBA dollar roll trade.  If the economics of the “price drop” from the TBA dollar roll trade are significantly higher than the interest income earned on the agency MBS less repurchase agreement financing, an investor is likely going to decide to finance the trade through the TBA dollar roll market instead of through repurchase agreement financing.   In determining its agency MBS investment allocation and source of financing, the Company is constantly making a relative value decision between investing in non-specified agency MBS through TBA dollar rolls or investing in specified agency MBS financed with repurchase agreements.

In Attachment A, the Company has provided an example of the economics of a hypothetical TBA dollar roll trade.  In this hypothetical example, on April 20 the Company enters into a forward purchase of a Freddie Mac, 30-year, 3.5% coupon TBA security with a par amount of $50 million that settles on May 12 for a purchase price of $104.50.   On May 5, the Company decides that it will enter

into a TBA dollar roll instead of taking physical delivery of the agency MBS.  As a result, the Company enters into a forward sale of a Freddie Mac, 30-year, 3.5% coupon TBA MBS security that settles on May 12 for a sale price of $104.73 resulting in a net pair off cash settlement receipt of $115,000.  Simultaneously, the Company enters into a forward purchase of a Freddie Mac, 30-year, 3.5% coupon TBA security that settles on June 13 for $104.52 resulting in a “price drop” of $0.21.  On June 7, the Company closes its positon in the TBA security by entering into a forward sale of a Freddie Mac, 30-year, 3.5% coupon TBA security that settles on June 13 for $104.53 resulting in a net pair off cash settlement receipt of $5,000.  As a result of the trade, the Company would have earned dollar roll income of $105,000 and a “capital gain” of $15,000.

In Attachment B, the Company has provided an example of the economics of the relative value proposition between taking delivery of the agency MBS and financing it with a repurchase agreement compared to entering into a TBA dollar roll trade.  In the hypothetical example, if the Company were to take delivery of the Freddie Mac, 30-year, 3.5% coupon agency MBS on May 12, it is assumed that the Company would finance the purchase with a 30-day repurchase agreement with an interest rate of 0.65%.  The effective interest on the agency MBS is assumed to be 2.78%, inclusive of anticipated premium amortization, for a net interest spread of 2.13%.  Alternatively, if the Company were to enter into a TBA dollar roll instead of taking delivery of the security, it would earn an effective net interest spread of 2.41%.  It should be noted that the “capital gain” under either scenario would be the same.  In this situation, the Company could choose to enter into a TBA dollar roll in order to take advantage of a higher net economic return.

Relative Risks of TBA Dollar Rolls and MBS Investments Financed with Repurchase Agreements

Investing in agency MBS financed through repurchase agreements or investing in agency MBS through TBA dollar rolls carry similar risks, including interest rate risk, prepayment risk and liquidity risk.

Investing in fixed-rate agency MBS financed with short-term borrowings subjects the Company to interest rate risk.  As interest rates increase, the market value of fixed-rate agency MBS is expected to decline.  This would hold true whether the Company owns fixed-rate agency MBS financed with repurchase agreements or if the Company has forward purchase commitments of TBA fixed-rate agency MBS.  In addition, the terms of both the Company’s repurchase agreements and TBA dollar roll trades are short-term, generally one month.  The funding costs of repurchase agreements fluctuate based on short-term interest rate indices while the “price drop” of a TBA trade is also impacted by current short-term funding rates.  As a result, a rise in the short-term interest rates impacts the economics of both the repurchase agreement and TBA dollar roll financing.  The Company enters into various hedging transactions to mitigate the interest rate sensitivity of its cost of borrowing and the value of its fixed-rate agency MBS portfolio.  In evaluating its interest rate hedging strategy, the Company considers both its positions in specified agency MBS financed with repurchase agreements and its non-specified agency MBS financed through TBA dollar rolls.

The Company is also subject to prepayment risk whether it invests in agency MBS financed with repurchase agreements or through forward purchases of TBA securities financed through dollar rolls.  Assuming that agency MBS are purchased at a premium to par, faster prepayments will result in an accelerated amortization of the premium and, therefore, lower effective interest income.  Similarly, to the extent that market participants anticipate higher prepayments for an agency TBA security, the “price drop” priced into the TBA dollar roll trade will be smaller.

Financing agency MBS through repurchase agreements and TBA dollar rolls carry similar liquidity risks as it relates to margin call requirements.  Under the Company’s repurchase agreements secured by agency MBS, the Company could be required to pledge additional collateral to the lender in the event the fair value of the existing collateral declines.  Similarly, under the Company’s forward purchase commitments of a TBA security, the Company could be required to pledge cash collateral to the counterparty if the fair value of the TBA security declines below the committed forward purchase price.

As illustrated above, the risk and reward profile of investing in non-specified agency MBS through TBA dollar rolls is consistent with those inherent in investing in specified agency MBS financed with repurchase agreements and, as such, the Company believes that the TBA dollar roll income represents the economic equivalent of net interest income generated by non-specified fixed-rate agency MBS.

3.

We note your presentation of economic net interest income to arrive at non-GAAP core operating income that you began presenting within periodic filings during the current fiscal year. It appears that economic net interest income represents a non-GAAP financial measure. Please tell us how you have complied with the disclosure requirements outlined within Item 10(e) of Regulation S-K, in particular the requirement to include a statement disclosing the reasons why management believes the non-GAAP measure is useful to investors.

RESPONSE:

The Company concurs that economic net interest income represents a non-GAAP financial measure. Economic net interest income is an economic substance-based measure which represents the interest income earned net of the interest expense incurred from the entirety of the Company’s interest bearing financial instruments as well as the agency MBS which underlie, and are implicitly financed through, the Company’s TBA dollar roll transactions. Economic net interest income serves as the fundamental net interest spread “base” upon which non-GAAP core operating income is calculated; to arrive at non-GAAP core operating income, the Company simply deducts core general and administrative expenses from economic net interest income.

The Company respectfully notes that, within the “Non-GAAP Core Operating Income” disclosure provided within each of its periodic filings during fiscal year 2016, the Company has included the following excerpt with the objective of providing the reasons why management believes that non-GAAP core operating income is useful to investors:

“…we believe that non-GAAP core operating income assists investors in understanding and evaluating the financial performance of the Company’s long-term-focused, net interest spread-based investment strategy and core business activities over periods of time as well as its earnings capacity.

Other than MBS interest income, TBA dollar roll income, and interest rate swap net interest income or expense, periodic fair value gains and losses recognized with respect to our investments in MBS and our economic hedging instruments, which are reported in line item “total investment gain (loss), net” of our consolidated statements of comprehensive income, are excluded from the computation of non-GAAP core operating income as such gains on losses are not reflective of the economic interest income earned or interest expense incurred from our interest-bearing financial assets and liabilities during the indicated reporting period. Because our long-term-focused investment strategy for our agency MBS investment portfolio is to generate a net interest spread on the leveraged assets while prudently hedging periodic changes in the fair value of those assets attributable to changes in benchmark interest rates, we generally expect the fluctuations in the fair value of our agency MBS investments and our economic hedging instruments to largely offset one another over time.” (Emphasis added.)

While the foregoing excerpt does not include an explicit reference to economic net interest income, the Company’s intent in making this statement is to describe the usefulness of non-GAAP core operating income (which, the Company believes, is the primary non-GAAP measure that its investors analyze) holistically (that is, in its entirety, inclusive of economic net interest income which serves as the net interest spread “sub-total” that is fundamental to the calculation of non-GAAP core operating income). Economic net interest income is the measure which reflects the financial performance of the “long-term-focused, net interest spread-based investment strategy” described within the foregoing statement.

In future filings and to further assist investors, the Company will expand its disclosure to include the underlined text below:

Economic Net Interest Income

Economic net interest income, a non-GAAP financial measure, represents the interest income earned net of the interest expense incurred from all of our interest bearing financial instruments as well as the agency MBS which underlie, and are implicitly financed through, our TBA dollar roll transactions. Economic net interest income is comprised of the following: periodic (i) net interest income determined in accordance with GAAP, (ii) TBA agency MBS “dollar roll” income, and (iii) net interest income or expense incurred from interest rate swap agreements.

We believe that economic net interest income assists investors in understanding and evaluating the financial performance of the Company’s long-term-focused, net interest spread-based investment strategy, prior to the deduction of core general and administrative expenses.

Form 8-K filed October 26, 2016

Exhibit 99.1

Third Quarter 2016 Financial Highlights

4.

We note your discussion of financial highlights appears to include a discussion of your non-GAAP core operating income without a similar discussion of GAAP operating results. Please revise your discussion in future filings. Reference is made to the C&DI on Non-GAAP Financial Measures question 102.10.

RESPONSE:

In its future filings, to the extent that the Company includes a discussion of non-GAAP core operating income in its financial highlights, the Company will include a similar discussion of GAAP operating results with equal prominence.

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If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact me at 703-373-0200.

Very truly yours,

/s/ Richard E. Konzmann

Richard E. Konzmann
Executive Vice President, Chief Financial Officer and Treasurer